Filed by Koninklijke Ahold N.V.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Delhaize Group

Commission File No.: 333-13302

Date: June 25, 2015

Newswire call

Conference chair person Charles David, SVP Communications Delhaize

Thank you ladies and gentlemen for joining the Ahold and Delhaize merger announcement short newswire update today.

On the call today are:

●	Messrs. Dick Boer and Frans Muller, the CEO’s of Ahold and Delhaize.

On today’s call there will be a short introduction followed by a Q&A session. In addition to the press release issued this morning, there is an announcement website at www.adcombined.com where you will find a number of supporting materials.

Before we get into the Q&A may I please ask you to present your questions in English.

With that, I’ll turn the call over to Dick Boer, and Frans Muller, beginning with Mr. Boer.

[Dick Boer]

Thank you very much Charles, and thank you very much also for joining this call this morning. We know many of you have been on top of this story already - and not just because you shop with us - and we are happy that today we can share the details with you.

Frans and I are delighted to announce that Ahold and Delhaize have entered into a definitive agreement to merge, making this a very important day in the long and distinguished history of both companies dating back well over 125 years.

Our companies share a great heritage of family entrepreneurship and values; Ahold traces its roots back to 1887 when Albert Heijn opened a small grocery store in the Dutch town of Oostzaan, and Delhaize was founded even earlier, in 1867 in Charleroi, Belgium by the Delhaize brothers. Today they have grown into truly global businesses offering multiple formats allowing customers to shop where, when and how they want, both in our stores and online – while always staying true to their heritage. I personally know this to be true for Ahold’s banners. But I have also clearly seen it at Delhaize, for instance last week, when I visited a store in Antwerp, Belgium to take a step back from our extensive talks and look at what it’s all about, which is our shared drive to serve the customer in the best way we can.

The combination we are announcing today will create a stronger, larger and more innovative company, with a base of more than 6,500 stores operating under our strong, trusted local brands. The combined company will have more than 375,000 associates serving more than 50 million customers every week in Europe and the United States.

I look forward to this new chapter in our history, and to work closely together with Frans, who will be Chief Integration Officer and deputy CEO, on combining our operations. And of course with the hundreds of thousands of people working with us on this journey. Frans will now talk you through the strategic rationale and benefits for all of our stakeholders in a bit more detail.

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Over to you.

[Frans Muller]

Thank you very much Dick.

Dick and I could not be more proud to announce today the proposed merger of Ahold and Delhaize into an even stronger, leading international food retailer. The combined company will benefit from an enhanced scale, market leading retail offerings and a strong financial profile. With this we will be able to fund innovation and investment in future growth, while offering attractive returns to shareholders.

Under the terms of the agreement, each Delhaize shareholder will receive 4.75 Ahold shares for each ordinary Delhaize share which we feel is a fair recognition of both companies. Ahold will terminate its ongoing share buyback program and this will result in 1 billion euros being returned to Ahold shareholders via a capital return and reverse stock split prior to the expected completion of the merger, which is expected in mid of 2016, subject to regulatory approvals.

This is an incredibly exciting time for both Ahold and Delhaize and we are confident that this merger will deliver a compelling value proposition for shareholders, a superior offering for our customers and attractive opportunities for our associates.

We believe that, together, both companies can look forward to a stronger future by delivering on a shared vision, which we look forward to driving and leading on behalf of all stakeholders.

Thank you very much for listening and Dick and I are now very happy to take your questions.

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NO OFFER OR SOLICITATION

This communication is being made in connection with the proposed business combination transaction between Koninklijke Ahold N.V. also known as Royal Ahold (“Ahold”) and Delhaize Group (“Delhaize”). This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and applicable Dutch, Belgian and other European regulations. This communication is not for release, publication or distribution, in whole or in part, in or into, directly or indirectly, any jurisdiction in which such release, publication or distribution would be unlawful.

IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC

In connection with the proposed transaction, Ahold will file with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form F-4 that will include a prospectus. The prospectus will be mailed to the holders of American Depositary Shares of Delhaize and holders of ordinary shares of Delhaize (other than holders of ordinary shares of Delhaize that are non-U.S. persons (as defined in the applicable rules of the SEC)). INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT AHOLD, DELHAIZE, THE TRANSACTION AND RELATED MATTERS. Investors and security holders will be able to obtain free copies of the prospectus and other documents filed with the SEC by Ahold and Delhaize through the website maintained by the SEC at www.sec.gov. In addition, investors and security holders will be able to obtain free copies of the prospectus and other documents filed by Ahold with the SEC by contacting Ahold Investor Relations at investor.relations@ahold.com or by calling +31 88 659 5213, and will be able to obtain free copies of the prospectus and other documents filed by Delhaize by contacting Investor Relations Delhaize Group at Investor@delhaizegroup.com or by calling +32 2 412 2151.

FORWARD-LOOKING STATEMENTS

This communication contains forward-looking statements, which do not refer to historical facts but refer to expectations based on management’s current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance, or events to differ materially from those included in such statements. These statements or disclosures may discuss goals, intentions and expectations as to future trends, plans, events, results of operations or financial condition, or state other information relating to Ahold, based on current beliefs of management as well as assumptions made by, and information currently available to, management. Forward-looking statements generally will be accompanied by words such as “anticipate,” “believe,” “plan,” “could,” “estimate,” “expect,” “forecast,” “guidance,” “intend,” “may,” “possible,” “potential,” “predict,” “project” or other similar words, phrases or expressions. Many of these risks and uncertainties relate to factors that are beyond Ahold’s control. Therefore, investors and shareholders should not place undue reliance on such statements. Factors that could cause actual results to differ materially from those in the forward-looking statements include, but are not limited to: the occurrence of any change, event or development that could give rise to the termination of the merger agreement; the ability to obtain the approval of the transaction by Ahold’s and Delhaize’s shareholders; the risk that the necessary regulatory approvals may not be obtained or may be obtained subject to conditions that are not anticipated; failure to satisfy other closing conditions with respect to the transaction on the proposed terms and timeframe; the possibility that the transaction does not close when expected or at all; the risks that the new businesses will not be integrated successfully or promptly or that the combined company will not realize the expected benefits from the transaction; Ahold’s ability to successfully implement and complete its plans and strategies and to meet its targets; risks related to disruption of management time from ongoing business operations due to the proposed transaction; the benefits from Ahold’s plans and strategies being less than anticipated;

the effect of the announcement or completion of the proposed transaction on the ability of Ahold to retain customers and retain and hire key personnel, maintain relationships with suppliers, and on their operating results and businesses generally; litigation relating to the transaction; the effect of general economic or political conditions; Ahold’s ability to retain and attract employees who are integral to the success of the business; business and IT continuity, collective bargaining, distinctiveness, competitive advantage and economic conditions; information security, legislative and regulatory environment and litigation risks; and product safety, pension plan funding, strategic projects, responsible retailing, insurance and unforeseen tax liabilities. The foregoing list of factors is not exhaustive. Forward-looking statements speak only as of the date they are made. Ahold does not assume any obligation to update any public information or forward-looking statement in this communication to reflect events or circumstances after the date of this communication, except as may be required by applicable laws.